EXHIBIT 12.1

                      RATIO OF EARNINGS TO FIXED CHARGES

                            (DOLLARS IN THOUSANDS)

                                       YEARS ENDED DECEMBER 31,
                        ------------------------------------------------------
                           1994       1993       1992       1991       1990
                        ----------  ---------  ---------  ---------  ---------

(a) Excluding interest on deposits:
Earnings:
  Income before income
    taxes ............   $323,345   $278,887   $256,903   $225,125   $183,460
  Fixed charges ......    265,820    182,061    186,877    181,160    236,176
                         --------   --------   --------   --------   --------
        Earnings as
          adjusted ...   $589,165   $460,948   $443,780   $406,285   $419,636
                         ========   ========   ========   ========   ========

Income before income taxes:
  Pretax income from
    continuing
    operations as
    reported .........   $320,250   $277,455   $256,561   $225,088   $183,460
  Share of pretax
    income (loss) of
    50% owned
    subsidiary not
    included in above       3,095      1,432        342         37         --
                         --------   --------   --------   --------   --------
        Net income as
adjusted .............   $323,345   $278,887   $256,903   $225,125   $183,460
                         ========   ========   ========   ========   ========
Fixed charges:
  Interest on other
    borrwings ........   $253,615   $168,423   $169,905   $164,244   $222,553
Interest on long-term
    debt including
    amortization of
    debt issue costs .      8,625     10,022     13,324     13,238      9,918
Portion of rents
    representative of
    the interest
    factor inlong term
    lease ............      3,580      3,616      3,648      3,678      3,705
                         --------   --------   --------   --------   --------
        Fixed charges    $265,820   $182,061   $186,877   $181,160   $236,176
                         ========   ========   ========   ========   ========
Ratio of earnings to
  fixed charges ......       2.22x      2.53x      2.37x      2.24x      1.78x

(B) Including interest on deposits:
Adjusted earnings from
  (A) above ..........   $323,345   $460,948   $443,780   $406,285   $419,636
Add interest on deposits  275,300    202,810    248,851    286,751    314,190
                         --------   --------   --------   --------   --------
earnings as adjusted .   $598,645   $663,758   $692,631   $693,036   $733,826
                         ========   ========   ========   ========   ========
Fixed charges:
  Fixed charges from
  (A) above ..........   $265,820   $182,061   $186,877   $181,160   $236,176
  Interest on deposits    275,300    202,810    248,851    286,751    314,190
                         --------   --------   --------   --------   --------
Adjusted fixed charges   $541,120   $348,871   $435,728   $467,911   $550,366

Adjusted earnings to
  adjusted fixed
  charges ............       1.11x      1.72x      1.59x      1.48x      1.33x